Exhibit 99.1
This content is Confidential. GERDAU S.A. QUARTERLY RESULTS 4Q23 CLICK HERE RI.GERDAU.COM

QUARTERLY RESULTS - 4Q23

São Paulo, February 20, 2024 – Gerdau S.A. (B3: GGBR / NYSE: GGB) announces its results for the fourth quarter of 2023. The consolidated financial statements of the Company are presented in Brazilian reais (R$), in accordance with International Financial Reporting Standards (IFRS) and the accounting practices adopted in Brazil. The information in this report does not include the data of associates and jointly controlled entities, except where stated otherwise.

QUARTERLY RESULTS IMPACTED BY A MASSIVE INCREASE IN PREDATORY STEEL IMPORTS TO THE BRAZILIAN MARKET



HIGHLIGHTS

- In terms of **safety, 2023 was the best year in the Company's history**, with an **accident frequency rate of 0.70**;
- **Steel shipments** reached **2.7 million** tonnes in 4Q23 and **11.3 million** tonnes in 2023;
- **Adjusted EBITDA totaled R$2.0 billion in 4Q23 and R$13.5 billion in 2023**;
- The **net debt/Adjusted EBITDA ratio** of 0.40x and gross debt of R$10.9 billion underscore Gerdau's financial discipline;
- **Free cash flow came to R$ 1.3 billion in 4Q23 and R$7.0 billion in 2023**;

- Based on the results for the fourth quarter of 2023, the Company allocated **R$175 million for distribution as dividends** (R$0.10 per share), to be paid as of March 12, 2024. In 2023, dividends totaled R$2.6 billion (R$1.51 per share);
- **CAPEX reached R$5.7 billion in 2023.** The approved investment plan projects a CAPEX of R$6 billion in 2024;
- Announcement of the **sale of our stakes** in the joint ventures in Colombia and the Dominican Republic in January 2024;
- Gerdau achieved an **A- score in the 2023 cycle of the CDP Climate Change report**, higher than both the global average and the average for the metal and metallurgy sector and reaching the "Leadership" status in the organization's scoring scale;

- **Modernization and renovation of the melt shop** of the Riograndense unit, in Sapucaia do Sul (RS), with **investments of around R$200 million**;
- Inauguration of the **new heat treatment facility in Midlothian**, designed to **meet the growing demand for higher-value-added products**;
- Inauguration of the new **Comercial Gerdau** branch in **Campinas** (SP), which will expand the customer service in this important region;
- Lauching an **exclusive channel for scrap suppliers** to further strengthen relationships with these important commercial partners;

MAIN INDICATORS

CONSOLIDATED	4Q23	3Q23	Δ	4Q22	Δ	12M23	12M22	Δ
Shipments of steel (1,000 tonnes)	2,656	2,755	-3.6%	2,672	-0.6%	11,323	11,902	-4.9%
Net Sales[1] (R$ million)	14,716	17,063	-13.8%	17,964	-18.1%	68,916	82,412	-16.4%
Adjusted EBITDA[2] (R$ million)	2,039	3,349	-39.1%	3,630	-43.8%	13,502	21,508	-37.2%
Adjusted EBITDA Margin[2] (%)	13.9%	19.6%	-5.7 p.p	20.2%	-6.3 p.p	19.6%	26.1%	-6.6 p.p
Adjusted Net Income[2] (R$ million)	732	1,592	-54.0%	1,333	-45.1%	6,854	11,595	-40.9%
Adjusted Net Margin[2] (%)	5.0%	9.3%	-4.4 p.p	7.4%	-2.4 p.p	9.9%	14.1%	-4.1 p.p
Gross Debt (R$ million)	10,893	11,478	-5.1%	12,607	-13.6%	10,893	12,607	-13.6%
Net Debt/Adjusted EBITDA	0.40x	0.34x	0.06x	0.33x	0.07x	0.40x	0.33x	0.07x
CAPEX (R$ million)	2,015	1,486	35.6%	1,684	19.7%	5,683	4,292	32.4%
Free Cash Flow (R$ million)	1,285	2,246	-42.8%	1,124	14.3%	7,012	10,457	-32.9%

1 - Includes iron ore sales.
2- Non-accounting measure calculated by the Company. The Company presents Adjusted EBITDA to provide additional information on cash generation in the period.

2

QUARTERLY RESULTS - 4Q23 MESSAGE FROM MANAGEMENT Given our commitment to put people’s safety at the forefront of our business, we ended 2023 with the lowest accident frequency rate1 in the Gerdau’s history: 0.70, down from 0.76 in 2022. This milestone reflects Gerdau’s commitment to the evolution of its safety culture, which always puts people at the center of decision-making. As for the financial and operating results, we closed the fourth quarter of 2023 with lower shipment volumes in our Business Operations. In addition to fourth-quarter seasonality, continued uncertainty related to the international macroeconomic environment, marked by geopolitical conflicts, and a surplus in global steel production, which impacted the global market, and particularly Brazil, led to a decline in shipments and pressured the Company’s revenues. The continued excess inflow of steel through predatory imports in Brazil, combined with the weakening of markets in some regions where we operate, resulted in consolidated Net Sales of R$14.7 billion and Adjusted EBITDA of R$2.0 billion in 4Q23. However, despite this decline, we closed the quarter with a solid and healthy balance sheet in order to ensure the sustainability and continuity of our operations through best practices and solutions. We continue to invest in modernization and technology updates at our units, seeking to constantly improve profitability and productivity. According to the Brazil Steel Institute, the steel import penetration rate in Brazil reached 25% in December, more than double the average of the last ten years, while the import volume in 2023 was 50% higher than in 2022, increasing the local competitive imbalance, chiefly due to steel imports under predatory competition conditions. Although we are a modern and highly efficient sector, we cannot compete with heavily subsidized imports, which directly affect the competitiveness of our industry and, more importantly, the jobs of thousands of Brazilians. We closed the fourth quarter with a stable shipment volume compared to the previous quarter in the Brazil BD, with an Adjusted EBITDA Margin of 8.5% in 4Q23. In the North America BD, shipments dropped 6.2% in 4Q23 compared to 3Q23, reflecting the seasonality of the period. We believe that the continuity of U.S. government policies and programs that encourage the demand for steel in the region such as Section 232, Inflation Reduction Act – IRA, Infrastructure Bill, Chips Act, among others, and phenomena of company relocation in the region (reshoring) may benefit the competitiveness of the U.S. steel industry and encourage local demand in the long term. We closed the quarter with a healthy backlog of orders and focused on offering a portfolio of higher-value-added products that, together with cost control and operational efficiency initiatives, led to an Adjusted EBITDA Margin of 19.2% in the quarter. As for the Special Steel BD, according to the National Association of Vehicle Manufacturers (ANFAVEA), in December, Brazilian light vehicle sales reached the highest one-month figure of the last four years, which may point toward a recovery in demand in the Brazilian market in 2024. However, we continue to closely monitor market trends, given the rise of Chinese cars in the Brazilian auto market, the cost of credit, and the reduction in the population’s consumption in the country. In the United States, the United Auto Workers strike in the fourth quarter had a marginal impact on production and shipments in the period, given that the auto segment represents around 75% of our market. The South America BD recorded a 16.2% decline in shipments in 4Q23 compared to the previous quarter. In Argentina, although the energy and mining sectors continued to grow, the tax and economic adjustment announced by the new administration in late 2023 and the depreciation of the peso impacted the results of the Division. In Uruguay, steel imports rose substantially, and, in Peru, sluggish demand reflected the contraction of the economy in the country and delays in government construction projects. In line with the strategy of optimizing our assets and seeking to drive the Company’s long-term growth by making our operations more competitive, on January 17, 2024, we announced the sale of Gerdau’s entire stake in joint ventures Diaco S.A. and Gerdau Metaldom Corp, which were part of the South America BD. The transaction amount corresponds to a base price of US$325 million, and the transaction should be completed in the first half of 2024, after the fulfillment of the usual conditions precedent for this type of deal. We point out that, despite the more challenging external environment, we continue to follow our strategy of seeking long-term competitiveness for our assets. CAPEX totaled R$2.0 billion in 4Q23 and R$5.7 billion in 2023, mostly focused on maintenance and competitiveness projects. We plan to invest R$6 billion in CAPEX in 2024. We reiterate that the strategic investments are focused on increasing the competitiveness of our operations and expanding our presence in long, flat and SBQ steel in the Americas, sharing value with our clients, investors, and other stakeholders. In addition, following the ESG agenda and the importance of metal scrap for the Company, Gerdau won a second auction for the sustainable decommissioning of oil platform P-33, which represents a new source of scrap for steel production in Brazil. In the same vein, as a pioneer in the Brazilian sector, the Company has established an exclusive service channel for scrap suppliers to facilitate sales to the Company. In early 2024, the Company was selected, for the third time, to be part of the portfolio of the Carbon Efficient Index (ICO2), which brings together publicly held companies committed to efficiency and transparency in the management of greenhouse gas emissions. Finally, Gerdau obtained for the first time an A- score in the 2023 cycle of the Climate Change report by CDP, a global benchmark in the evaluation of sustainable actions. Gerdau’s score was higher than both the global average and the average for the metal and metallurgy sector, and the Company reached the “Leadership” status in the organization’s scoring scale, reinforcing its commitment to transparency, and reducing greenhouse gas emissions. As part of our commitment to return value to our shareholders, we approved the distribution of R$175 million in dividends in the fourth quarter, totaling R$2.6 billion distributed throughout the year (equivalent to a payout of 43.7% in 2023). We remain confident in the transformative potential of the steel industry and its presence as an essential sector both in the present and in the future, playing a key role in the energy transition. In January 2024, we celebrated our 123rd anniversary, and our business will continue to move forward, creating an increasingly safe and profitable company in the steel chain, strengthening our presence and relevance in the Americas, and actively contributing to an even more just and sustainable world. We thank once again our employees, clients, suppliers, partners, shareholders, and other stakeholders for their trust and their support as we build the Company’s history and work towards continuous value creation. THE MANAGEMENT 1 Indicator related to the safety of our employees. WE CONTINUE TO INVEST IN PROJECTS DESIGNED TO INCREASE THE COMPETITIVENESS OF OUR OPERATIONS, EXPANDING OUR PORTFOLIO OF HIGHER-VALUE-ADDED PRODUCTS AND BUILDING AN EVEN MORE SUSTAINABLE FUTURE 3

QUARTERLY RESULTS - 4Q23

CONSOLIDATED RESULTS

OPERATING PERFORMANCE

PRODUCTION & SHIPMENTS

CONSOLIDATED	4Q23	3Q23	Δ	4Q22	Δ	12M23	12M22	Δ
Volumes (1,000 tonnes)								
Crude steel production	2,689	2,802	-4.0%	2,866	-6.2%	11,557	12,666	-8.8%
Shipments of steel	2,656	2,755	-3.6%	2,672	-0.6%	11,323	11,902	-4.9%

In 4Q23, Gerdau's crude steel production was 2.7 million tonnes (-4.0% vs. 3Q23 and -6.2% vs. 4Q22). The crude steel production capacity utilization rate was 64%, down 3 p.p. from 3Q23, driven by expected fourth-quarter seasonality and scheduled maintenance stoppages in some units.

Steel shipments totaled 2.7 million tonnes in 4Q23 (-3.6% vs. 3Q23 and -0.6% vs. 4Q22), reflecting the global backdrop of the steel industry, with continuation of the high penetration of imported steel, which resulted in the market deterioration and a challenging international price environment. In 2023, we sold 11.3 million tonnes of steel, down 4.9% from 2022.

According to the World Steel Association, more than half of total global crude steel production came from China, which produced 1,019 million tonnes in 2023.


SALES SEGMENTATION PER BD – 4Q23
BRAZIL BD
46.4%
NORTH AMERICA BD
32.3%
SPECIAL STEEL BD
12.4%
SOUTH AMERICA BD
8.9%

4

QUARTERLY RESULTS - 4Q23

FINANCIAL PERFORMANCE

NET SALES

In 4Q23, Net Sales totaled R$14.7 billion, down 13.8% from 3Q23 and 18.1% from 4Q22, due to a decline in shipment volume and the impacts of the operation in Argentina (South America BD) as a result of the currency depreciation in December.

In 2023, Net Sales amounted to R$68.9 billion, down 16.4% from 2022 as a result of lower demand in the Company's main markets.


-18.1%
-13.8%
17,964
18,872
18,265
17,063
14,716
4Q22
1Q23
2Q23
3Q23
4Q23

GROSS PROFIT

Cost of Goods Sold totaled R$13.1 billion in 4Q23, down 8.3% from 3Q23 and 13.0% from 4Q22. In 2023, Cost of Goods Sold was 9.5% lower than in 2022, as a result of a decline in the cost of the main raw materials. Gross Profit was R$1.6 billion in the quarter, down 41.5% from 3Q23 and 44.2% from 4Q22, reflecting Net Sales declined more sharply than Cost of Goods Sold. In 2023, Gross Profit totaled R$11.3 billion, 39.6% less than in 2022, also impacted by a decline in shipment volume, as demand was weaker in the sectors where we operate.

CONSOLIDATED	4Q23	3Q23	Δ	4Q22	Δ	12M23	12M22	Δ
Results (R$ million)								
Net Sales	14,716	17,063	-13.8%	17,964	-18.1%	68,916	82,412	-16.4%
Cost of Goods Sold	(13,083)	(14,271)	-8.3%	(15,036)	-13.0%	(57,584)	(63,661)	-9.5%
Gross Profit	**1,633**	**2,793**	**-41.5%**	**2,928**	**-44.2%**	**11,332**	**18,751**	**-39.6%**
Gross Margin	*11.1%*	*16.4%*	*-5.3 p.p*	*16.3%*	*-5.2 p.p*	*16.4%*	*22.8%*	*-6.4 p.p*

SELLING, GENERAL & ADMINISTRATIVE EXPENSES

Selling, General & Administrative (SG&A) Expenses were R$568 million in 4Q23, up 5.4% from 3Q23 and down 8.7% from 4Q22. In 2023, SG&A expenses reached R$2.2 billion, equivalent to 3.2% of Net Sales.

CONSOLIDATED	4Q23	3Q23	Δ	4Q22	Δ	12M23	12M22	Δ
Results (R$ million)								
SG&A	(568)	(539)	5.4%	(622)	-8.7%	(2,208)	(2,188)	0.9%
Selling expenses	(184)	(184)	-	(203)	-9.4%	(716)	(733)	-2.3%
General and administrative expenses	(385)	(355)	**8.5%**	(419)	**-8.1%**	(1,491)	(1,455)	2.5%
%SG&A/Net Sales	*-3.9%*	*-3.2%*	*-0.7 p.p*	*-3.5%*	*-0.4 p.p*	*-3.2%*	*-2.7%*	*-0.5 p.p*

5

QUARTERLY RESULTS - 4Q23

EBITDA AND EBITDA MARGIN

BREAKDOWN OF CONSOLIDATED EBITDA (R$ million)	4Q23	3Q23	Δ	4Q22	Δ	12M23	12M22	Δ
Net Income	**587**	**1,592**	**-63.1%**	**1,218**	**-51.8%**	**7,537**	**11,480**	**-34.3%**
Net financial result	156	478	-67.4%	498	-68.7%	1,106	1,892	-41.5%
Provision for income and social contribution taxes	149	314	-52.5%	769	-80.6%	1,810	4,379	-58.7%
Depreciation and amortization	791	789	0.3%	769	2.9%	3,047	2,867	6.3%
EBITDA - CVM Instruction[1]	**1,683**	**3,173**	**-47.0%**	**3,254**	**-48.3%**	**13,500**	**20,618**	**-34.5%**
Equity in earnings of unconsolidated companies (a)	(58)	(182)	-68.1%	(175)	-66.9%	(828)	(1,152)	-28.1%
Proportional EBITDA of associated companies and jointly controlled entities (b)	264	354	-25.4%	372	-29.0%	1,519	1,867	-18.6%
Losses due to non-recoverability of financial assets (c)	6	4	50.0%	5	20.0%	11	-	-
Non-recurring items	145	-	-	174	-16.7%	(700)	174	-
Credit recovery / Provisions (d)	145	-	-	174	-16.7%	(700)	174	-
Adjusted EBITDA[2]	**2,039**	**3,349**	**-39.1%**	**3,630**	**-43.8%**	**13,502**	**21,508**	**-37.2%**
Adjusted EBITDA Margin	*13.9%*	*19.6%*	*-5.7 p.p*	*20.2%*	*-6.3 p.p*	*19.6%*	*26.1%*	*-6.5 p.p*

CONCILIATION OF CONSOLIDATED EBITDA (R$ million)	4Q23	3Q23	Δ	4Q22	Δ	12M23	12M22	Δ
EBITDA - CVM Instruction [1]	**1,683**	**3,173**	**-47.0%**	**3,254**	**-48.3%**	**13,500**	**20,618**	**-34.5%**
Depreciation and amortization	(791)	(789)	0.3%	(769)	2.9%	(3,047)	(2,867)	6.3%
OPERATING INCOME BEFORE FINANCIAL RESULT AND TAXES	**892**	**2,384**	**-62.6%**	**2,485**	**-64.1%**	**10,453**	**17,751**	**-41.1%**

1 - Non-accounting measure calculated in accordance with CVM Resolution 156, of June 23, 2022.
2 - Non-accounting measure reconciled with information presented in the Company's Financial Statements, as established by CVM Resolution 156, of June 23, 2022.
(a) Amounts presented in the "Equity in earnings of unconsolidated companies" line in Note 27 to the Company's Financial Statements.
(b) Amounts composed of the lines "Proportional operating income before financial result and taxes of associated companies and jointly controlled entities" and "Proportional depreciation and amortization of associated companies and jointly controlled entities" lines in Note 27 to the Company's Financial Statements.
(c) Amounts presented in the "Reversal (losses) due to non-recoverability of financial assets" line in Note 27 to the Company's Financial Statements.
(d) Amounts composed of the "Credit recovery / provisions" line in Note 27 to the Company's Financial Statements.

Adjusted EBITDA reached R$2.0 billion in 4Q23 (-39.1% vs. 3Q23 and -43.8% vs. 4Q22), with an Adjusted EBITDA Margin of 13.9% in the period. Despite these reductions, which were mainly due to lower shipment volumes and the impacts of the Argentinean economic scenario (South America BD), Gerdau was able to maintain healthy profitability levels, as a result of the Company's transformation over the years to become increasingly resilient and adapted to an external landscape through a more balanced product portfolio.

EBITDA PER BD – 4Q23


BRAZIL BD
24.1%
NORTH AMERICA BD
53.5%
SPECIAL STEEL BD
16.0%
SOUTH AMERICA BD
6.4%

6

QUARTERLY RESULTS - 4Q23

ADJUSTED EBITDA (R$ MILLION) AND ADJUSTED EBITDA MARGIN (%)


20.2%
22.9%
20.8%
19.6%
13.9%
3,630
4,322
3,792
3,349
2,039
4Q22
1Q23
2Q23
3Q23
4Q23
Adjusted EBITDA (R$ million)
Adjusted EBITDA Margin (%)

FINANCIAL RESULT

CONSOLIDATED (R$ million)	4Q23	3Q23	Δ	4Q22	Δ	12M23	12M22	Δ
Financial Result	**(156)**	**(478)**	**-67.4%**	**(498)**	**-68.7%**	**(1,106)**	**(1,892)**	**-41.5%**
Financial income	202	241	-16.2%	218	-7.3%	903	606	49.0%
Financial expenses	(354)	(363)	-2.5%	(363)	-2.5%	(1,397)	(1,512)	-7.6%
Tax credit update	-	-	-	-	-	253	-	-
Exchange variation	46	(6)	-	23	100.0%	48	50	-4.0%
Exchange variation (other currencies)	(47)	(354)	-86.7%	(394)	-88.1%	(898)	(1,025)	-12.4%
Gains on financial instruments, net	(2)	4	-	19	-	(15)	39	-

The Financial Result was negative R$156 million in 4Q23, 67.4% less negative than in 3Q23 and 68.7% less negative than in 4Q22. The result was mainly due to the effects of changes in the exchange rates of local currencies against the dollar in the countries where we operate.

In 2023, the Financial Result was negative R$1.1 billion, 41.5% less negative than in 2022, influenced by the non-recurring effects of a tax credit update (R$253 million), a decline in gross debt, and an increase in financial income, which rose 49.0% in the period.

7

QUARTERLY RESULTS - 4Q23

ADJUSTED NET INCOME

Adjusted Net Income was R$732 million in the quarter, down 54.0% from 3Q23 and 45.1% from 4Q22. In 2023, Adjusted Net Income totaled R$6.9 billion, 40.9% less than in 2022, as a result of lower shipment volumes in the Business Divisions and, mainly, the strong comparison base in 2022, when the Company recorded the second-highest Adjusted Net Income in its history.

CONSOLIDATED (R$ million)	4Q23	3Q23	Δ	4Q22	Δ	12M23	12M22	Δ
Operating Income before Financial Result and Taxes[1]	**891**	**2,384**	**-62.6%**	**2,485**	**-64.1%**	**10,453**	**17,751**	**-41.1%**
Financial Result	**(156)**	**(478)**	**-67.4%**	**(498)**	**-68.7%**	**(1,106)**	**(1,892)**	**-41.5%**
Income before Taxes[1]	**735**	**1,906**	**-61.4%**	**1,987**	**-63.0%**	**9,347**	**15,859**	**-41.1%**
Income and social contribution taxes	(149)	(314)	-52.5%	(769)	-80.6%	(1,810)	(4,379)	-58.7%
Exchange variation	(51)	60	-	(45)	13.3%	(108)	(164)	-34.1%
Other lines	(98)	(374)	-73.8%	(665)	-85.3%	(1,972)	(4,156)	-52.6%
Non-recurring items	-	-	-	(59)	-	270	(59)	-
Consolidated Net Income[1]	**587**	**1,592**	**-63.1%**	**1,218**	**-51.8%**	**7,537**	**11,480**	**-34.3%**
Non-recurring items	145	-	-	115	26.1%	(683)	115	-
Credit recovery / Provisions	145	-	-	174	-16.7%	(953)	174	-
Income tax and social contribution - non-recurring items	-	-	-	(59)	-	270	(59)	-
Consolidated Adjusted Net Income [2]	**732**	**1,592**	**-54.0%**	**1,333**	**-45.1%**	**6,854**	**11,595**	**-40.9%**

1 - Accounting measure disclosed in the Company's Income Statement.
2 - Non-accounting measure calculated by the Company to show Net Income adjusted for non-recurring events that influenced the result.

ADJUSTED NET INCOME (R$ MILLION) AND NET MARGIN (%)


7.4%
12.7%
11.7%
9.3%
5.0%
1,333
2,388
2,143
1,592
732
4Q22
1Q23
2Q23
3Q23
4Q23
Adjusted Net Income (R$ million)
Adjusted Net Income Margin (%)

8

QUARTERLY RESULTS - 4Q23

CAPITAL STRUCTURE AND INDEBTEDNESS

DEBT BREAKDOWN (R$ million)	31.12.2023	30.09.2023	Δ	31.12.2022	Δ
Short Term	1,797	1,356	32.5%	3,121	-42.4%
Long Term	9,096	10,122	-10.1%	9,486	-4.1%
Gross Debt	**10,893**	**11,478**	**-5.1%**	**12,607**	**-13.6%**
Gross Debt / Total Capitalization[1]	18.2%	17.9%	0.3 p.p	21.2%	-3.0 p.p
Cash, cash equivalents and short-term investments	5,344	6,003	-11.0%	5,435	-1.7%
Net Debt	**5,548**	**5,475**	**1.3%**	**7,172**	**-22.6%**
Net Debt [2] (R$) / Adjusted EBITDA [3] (R$)	**0.40x**	**0.34x**	**0.06x**	**0.33x**	**0.07x**

1- Total capitalization = shareholders' equity + gross debt - interest on debt.
2- Net debt = gross debt - interest on debt - cash, cash equivalents, and financial investments.
3- Adjusted EBITDA in the last 12 months.

In compliance with the Company's policy, on December 31, 2023, Gross Debt totaled R$10.9 billion, 5.1% lower than in the previous quarter, as a result of the effects of exchange variation in the period. The breakdown of Gross Debt is as follows: approximately 66% denominated in U.S. dollars, 31% in Brazilian reais, and 3% in other currencies. In addition, the Company maintains a long debt maturity profile, with 83% of its liabilities coming due in the long term.

DEBT (R$ BILLION) & LEVERAGE RATIO


0.33x
0.31x
0.37x
0.34x
0.40x
12.6
12.3
10.7
11.5
10.9
5.4
5.8
4.2
6.0
5.3
7.2
6.4
6.5
5.5
5.5
4Q22
1Q23
2Q23
3Q23
4Q23
Net Debt
Cash
Gross Debt
Net Debt/Adjusted EBITDA

The cash position at quarter-end was R$5.3 billion, resulting in Net Debt of R$5.5 billion and an Adjusted Net Debt/EBITDA ratio of 0.40x, a very comfortable leverage level. At the end of the fourth quarter, the Company's Global Revolving Credit Facility (RCF), totaling US$875 million, was fully unused and available.

LIQUIDITY POSITION AND DEBT AMORTIZATION (R$ BILLION)

Gerdau's debt matures in 7.2 years, on average, reflecting a well-balanced, well-distributed schedule for the coming years. The maintenance of a healthy leverage level, combined with the distribution of maturities, supports the Company's necessary investment commitments for the development and longevity of our business. At quarter-end, the weighted average nominal cost of debt was 5.7% per annum for debt denominated in U.S. dollars and 104.9% of the CDI rate per annum for debt denominated in Brazilian reais.

9

QUARTERLY RESULTS - 4Q23

INVESTMENTS (CAPEX)

CAPEX amounted to R$2.0 billion in 4Q23 and R$5.7 billion in 2023, of which R$3.2 billion was allocated to Maintenance and R$2.5 billion to Competitiveness. Of the total CAPEX for the year, R$1.1 billion went to improving environmental control and performance in existing facilities, reinforcing our commitment to building an increasingly sustainable future.


CAPEX PER BD – 4Q23
BRAZIL BD
59.9%
NORTH AMERICA BD
27.4%
SPECIAL STEEL BD
9.8%
SOUTH AMERICA BD
2.9%

We have continued to move forward with our main CAPEX projects, an essential part of the strategy of increasing the competitiveness of our operations and expanding our presence in the Americas, especially in Brazil and the United States. For example, we completed the commissioning of the new heat treatment facility of Gerdau Midlothian Steel Processing, adjacent to the Midlothian steel plant, in Texas. The operation is the only facility from industry in North America that produces high-resistance bars according to specification ASTM A722, which offer better properties for critical clamping element applications, such as the foundation system of wind power towers. In Brazil, we inaugurated the investments of around R$200 million in the Riograndense long steel unit, in Sapucaia do Sul (RS), to modernize the melt shop facilities.

2024 Investment Plan

On February 20, 2024, the Board of Directors of Gerdau S.A. approved projected disbursements (CAPEX) related to the 2024 investment plan[2] in the amount of R$6 billion. This amount refers to CAPEX projects focused on Maintenance and Competitiveness.

i. Maintenance projects are associated with extending the useful life of equipment and effecting operational enhancements to maintain the efficient performance of plants.

ii. Competitiveness projects are related to increasing production, enhancing profitability, and modernizing plants, with a focus on improving Environmental, Social and Governance (ESG) practices and sustainable and economic development of the business.

iii. Some projects require obtaining environmental permits and may be subject to reevaluations throughout the year.

Of the total planned for 2024, approximately R$1.3 billion is earmarked for investments with environmental returns (expansion of forestry assets, update and improvement of environmental controls, reduction in greenhouse gas emissions, and technological advances) and projects focused on the safety of our People.

The Company has been demonstrating its ability to adapt to the different scenarios, and the above-mentioned disbursements of the investment plan will be directly related to the market conditions and the economy of the countries and sectors where it operates. Any significant change in these factors may alter the Company's capital allocation decisions related to its capital investments.

[2] The investment plan does not include contributions made by Gerdau Next to other companies, given that, as established by international accounting standards (IFRS), only jointly controlled entities are consolidated in the Company's Financial Statements.

10

QUARTERLY RESULTS - 4Q23 13 WORKING CAPITAL & CASH CONVERSION CYCLE The Cash Conversion Cycle (working capital divided by net sales in the quarter) increased from 84 days in 3Q23 to 87 days in 4Q23, due to a decline in Net Sales in the period (-14%), which, despite the reduction in working capital (- 10%), led to an increase in the cash conversion cycle (4%). At the end of 4Q23, Working Capital was R$14.2 billion (-10% vs. 3Q23 and -12% vs. 4Q22). Inventory levels declined for the fifth consecutive quarter, indicating that the action plans involving adjustments to the working capital and cash conversion cycle continue to produce positive results. Detailed information on Working Capital accounts is presented in Notes 5, 6, and 14 to the Financial Statements. FREE CASH FLOW Free Cash Flow was R$1.3 billion in 4Q23, 14.3% higher than in 4Q22, influenced by the working capital release, which enabled 63% of Adjusted EBITDA to be converted into free cash flow, 32 p.p. more than in 4Q22. The result reflected our Business Divisions’ focus on working capital management, combined with discipline in CAPEX investments3 and a gradual reduction in indebtedness. 3 CAPEX information in 4Q23 Free Cash Flow excludes a non-cash effect of R$474 million. 11

QUARTERLY RESULTS - 4Q23 13 CAPITAL MARKETS DIVIDENDS On February 20, 2024, the Board of Directors approved the payment of dividends in the amount of R$0.10 per share, equivalent to R$175 million, to be paid based on the results of the fourth quarter of 2023, as an advance minimum mandatory dividend. The payment will be made on March 12, 2024, based on shareholders of record on March 1, 2024, with ex-dividend date on March 4, 2024. Management reaffirms its belief that the best way to increase absolute dividends is through strong cash generation, which it has been delivering, enabling it to maintain its policy of distributing the minimum amount of 30% of parent company Gerdau S.A.’s corporate Net Income after booking the reserves set forth in the Bylaws. This flexibility, including regarding the periodicity of distribution, enables the Company to deliver value in different scenarios. SHAREHOLDER RETURNS Throughout 2023, despite a challenging backdrop in the sector and regions where we operate, the Company distributed to shareholders approximately R$2.6 billion in the form of dividends and interest on equity, equivalent to 43.7% of net income4 , which reiterates our commitment to consistently providing appropriate financial returns for shareholders. SHAREHOLDER RETURNS 4 Shareholder payments / Parent Company’s net income after booking the reserves set forth in the Bylaws. Considers the Buyback Program. 12

QUARTERLY RESULTS - 4Q23 13 PERFORMANCE BY BUSINESS DIVISION (BD) Gerdau presents its results in four Business Divisions (BD). BRAZIL BD — includes the operations in Brazil (except special steel) and the iron ore operation; NORTH AMERICA BD — includes all operations in North America (Canada and United States), except special steel, as well as the jointly controlled company in Mexico; SPECIAL STEEL BD — includes the special steel operations in Brazil and the United States, as well as the jointly controlled company in Brazil; and SOUTH AMERICA BD — includes the operations in Argentina, Peru, and Uruguay, as well the jointly controlled companies in Colombia and the Dominican Republic (*). NET SALES Adjusted EBITDA5 and Adjusted EBITDA MARGIN 5 Non-accounting measure calculated by the Company. The Company presents Adjusted EBITDA to provide additional information on cash generation in the period. The percentage of Adjusted EBITDA from business divisions is calculated considering the total Adjusted EBITDA of the four business divisions. (*) In January 2024, Gerdau announced the sale of its stake in joint ventures Diaco S.A. and Gerdau Metaldom Corp. and their subsidiaries, which were part of the South America BD. 13

QUARTERLY RESULTS - 4Q23

BRAZIL BD

PRODUCTION & SHIPMENTS

BRAZIL BD	4Q23	3Q23	Δ	4Q22	Δ	12M23	12M22	Δ
Volumes (1,000 tonnes)								
Production of crude steel	**1,224**	**1,286**	**-4.8%**	**1,251**	**-2.2%**	**5,209**	**5,634**	**-7.5%**
Shipments of steel	**1,269**	**1,260**	**0.7%**	**1,151**	**10.3%**	**5,150**	**5,394**	**-4.5%**
Domestic Market	964	1,039	-7.2%	962	0.2%	4,155	4,438	-6.4%
Exports	305	221	38.0%	188	62.2%	995	956	4.1%
Shipments of long steel	**805**	**816**	**-1.3%**	**723**	**11.3%**	**3,369**	**3,624**	**-7.0%**
Domestic Market	567	637	-11.0%	556	2.0%	2,525	2,732	-7.6%
Exports	237	179	32.4%	167	41.9%	844	892	-5.4%
Shipments of flat steel	**464**	**444**	**4.5%**	**428**	**8.4%**	**1,782**	**1,771**	**0.6%**
Domestic Market	397	402	-1.2%	406	-2.2%	1,630	1,706	-4.5%
Exports	67	42	59.5%	21	219.0%	151	65	132.3%

In the Brazil BD, the domestic market is still facing a significant inflow of steel imports under unfair competitive conditions, in addition to high interest rates and consumer credit restrictions, all of which have been hindering the recovery of the manufacturing industry, including the steel sector. According to the World Steel Association, more than half of total global crude steel production came from China, which produced 1,019 million tonnes in 2023. Penetration of imported steel in Brazil reached 25.2% in December, almost double the historical levels; this explains the increased pressure on domestic market volumes in the period.

In this context, both crude steel production and total shipments of the Brazil BD exceeded 1.2 million tonnes in 4Q23. The decline in production (-4.8% vs. 3Q23 and -2.2% vs. 4Q22) reflects falling local demand against a backdrop of higher imports. The change in total shipments (+0.7% vs. 3Q23 and +10.3% vs. 4Q22) was caused by an increase in exports in 4Q23 and the weak comparison base in 4Q22. The percentage of exports rose substantially (+38.0% vs. 3Q23 and +62.2% vs. 4Q22), as domestic volumes were redirected to the foreign market.

In 4Q23, 378,000 tonnes of iron ore were sold to third parties and 1,090,000 tonnes were consumed internally.

OPERATING RESULT

BRAZIL BD	4Q23	3Q23	Δ	4Q22	Δ	12M23	12M22	Δ
Results (R$ million)								
Net Sales[1]	6,034	6,635	-9.1%	6,877	-12.3%	26,831	32,971	-18.6%
Domestic Market	5,142	5,864	-12.3%	6,088	-15.5%	23,437	28,903	-18.9%
Exports	892	771	15.7%	789	13.1%	3,394	4,068	-16.6%
Cost of Goods Sold	(5,726)	(5,985)	-4.3%	(6,275)	-8.7%	(24,172)	(27,083)	-10.7%
Gross profit	**308**	**650**	**-52.6%**	**602**	**-48.8%**	**2,658**	**5,888**	**-54.9%**
Gross margin (%)	**5.1%**	**9.8%**	**-4.7 p.p**	**8.8%**	**-3.7 p.p**	**9.9%**	**17.9%**	**-8.0 p.p**
Adjusted EBITDA[1]	**512**	**868**	**-41.0%**	**757**	**-32.4%**	**3,436**	**6,559**	**-47.6%**
Adjusted EBITDA Margin[1] (%)	**8.5%**	**13.1%**	**-4.6 p.p**	**11.0%**	**-2.5 p.p**	**12.8%**	**19.9%**	**-7.1 p.p**

1- Includes iron ore sales.
2- Non-accounting measure reconciled with information presented in Note 27 to the Company's Financial Statements, as established by CVM Resolution 156, of June 23, 2022.

In 4Q23, Net Sales totaled R$6.0 billion (-9.1% vs. 3Q23 and -12.3% vs. 4Q22). These declines were caused by a reduction in domestic market shipment volume and an increase in exports, reducing the average price.

Cost of Goods Sold dropped 4.3% in 4Q23 compared to 3Q23, reflecting a reduction in the cost of the main raw materials used in the production process, such as coal (-11.6%) and scrap (-6.9%). The cost per tonne sold was R$4,513 in the quarter, down 5.0% from 3Q23.

The Brazil BD reported Adjusted EBITDA of R$512 million in 4Q23 (-41.0% vs. 3Q23 and -32.4% vs. 4Q22) and an Adjusted EBITDA Margin of 8.5% (-4.6% vs. 3Q23 and -2.5% vs. 4Q22).

14

QUARTERLY RESULTS - 4Q23

NORTH AMERICA BD

PRODUCTION & SHIPMENTS

NORTH AMERICA BD	4Q23	3Q23	Δ	4Q22	Δ	12M23	12M22	Δ
Volumes (1,000 tonnes)								
Production of crude steel	966	1,025	-5.8%	1,022	-5.5%	4,209	4,507	-6.6%
Shipments of steel	885	943	-6.2%	887	-0.2%	3,907	4,090	-4.5%

In the North America BD, steel consumption remained at healthy levels although market indicators for the manufacturing and non-residential construction sectors in the United States were still below the expansion limit. Demand for steel in these sectors remains at positive levels, with a constructive outlook for the future despite higher interest rates. For example, there may be an increase in demand for long steel driven by U.S. tax programs (IIJA, IRA, CHIPS, and Science Act), as a result of infrastructure projects, industrial investments connected with reshoring, and growth in renewable energy generation.

Crude steel production at the North America BD totaled 966,000 tonnes in 4Q23 (-5.8% vs. 3Q23 and -5.5% vs. 4Q22), while total shipments amounted to 885,000 tonnes (-6.2% vs. 3Q23 and -0.2% vs. 4Q22). The changes in the period were caused by typical fourth-quarter seasonality. Nevertheless, the North America BD's backlog of orders remained stable at approximately 60 days.

OPERATING RESULT

NORTH AMERICA BD	4Q23	3Q23	Δ	4Q22	Δ	12M23	12M22	Δ
Results (R$ million)								
Net Sales	5,927	6,332	-6.4%	6,472	-8.4%	26,858	31,099	-13.6%
Cost of Goods Sold	(4,919)	(5,019)	-2.0%	(5,106)	-3.7%	(21,062)	(22,691)	-7.2%
Gross profit	**1,008**	**1,313**	**-23.2%**	**1,366**	**-26.2%**	**5,795**	**8,408**	**-31.1%**
Gross margin (%)	**17.0%**	**20.7%**	**-3.7 p.p**	**21.1%**	**-4.1 p.p**	**21.6%**	**27.0%**	**-5.4 p.p**
Adjusted EBITDA[1]	**1,135**	**1,555**	**-27.0%**	**1,824**	**-37.8%**	**6,822**	**9,951**	**-31.4%**
Adjusted EBITDA Margin[1] (%)	**19.2%**	**24.6%**	**-5.4 p.p**	**28.2%**	**-9.0 p.p**	**25.4%**	**32.0%**	**-6.6 p.p**

1- Non-accounting measure reconciled with information presented in Note 27 to the Company's Financial Statements, as established by CVM Resolution 156, of June 23, 2022.

Net Sales totaled R$5.9 billion (-6.4% vs. 3Q23 and -8.4% vs. 4Q22), reflecting lower volumes in the quarter and the depreciation of the dollar against the real compared to the same period last year. Despite these reductions, the metal spread remains strong, above historical levels.

The decrease in Cost of Goods Sold reflects the decline in shipment volume during the period. The cost per tonne sold was R$5,557 in the quarter, up 4.4% over 3Q23, reflecting an increase in the cost of raw materials, such as scrap (+8.4%), and electricity (+5.6%).

Gross Profit was R$1.0 billion in the quarter (-23.2% vs. 3Q23 and -26.2% vs. 4Q22), as Net Sales declined more sharply than Cost of Goods Sold.

The North America BD reported Adjusted EBITDA of R$1.1 billion in 4Q23 (-27.0% vs. 3Q23 and -37.8% vs. 4Q22) and an Adjusted EBITDA Margin of 19.2% (-5.4% vs. 3Q23 and -9.0% vs. 4Q22). Despite these reductions, the combination of metal spreads, an effective ongoing market segmentation strategy, and management of operating costs has enabled margins to remain high, above historical levels.

15

QUARTERLY RESULTS - 4Q23

SPECIAL STEEL BD

PRODUCTION & SHIPMENTS

SPECIAL STEEL BD	4Q23	3Q23	Δ	4Q22	Δ	12M23	12M22	Δ
Volumes (1,000 tonnes)								
Production of crude steel	316	308	2.6%	406	-22.2%	1,433	1,790	-19.9%
Shipments of steel	339	345	-1.7%	401	-15.5%	1,419	1,657	-14.4%

In Brazil, the light vehicle market grew slightly in 4Q23. According to ANFAVEA, vehicle sales in December hit a four-year peak, despite an increase in imports and growing demand for electric vehicles. In the heavy vehicle sector, the transition to Euro 6 technology caused the orders for Euro 5 trucks and buses to be brought forward, as these vehicles, manufactured by December 31, 2022, could be sold until March 31, 2023. In addition to the accelerated orders, observed at the beginning of the year, the adoption of the new technology increased both the price of these vehicles and production costs, contributing to reducing demand for heavy vehicles in 2023. According to ANFAVEA projections for 2024, light and heavy vehicle production volumes are expected to grow 5% and 32%, respectively, which may represent the beginning of a recovery in the Brazilian automotive industry. In addition, government programs, such as *Caminho da Escola*, aim to accelerate the production of buses, stimulating demand for special steel in the country.

In the United States, the decline in production and shipment volumes reflects fourth-quarter seasonality and the stoppages scheduled for the period. In 4Q23, the United Auto Workers strike in the United States had a marginal impact on the steel volume of the Special Steel BD. It is worth noting that the Monroe unit is still gradually increasing its production capacity, reaching new record deliveries. Data on the North American sector point toward a gradual recovery in the light vehicle market in 2024 with the expectation that the Fed will begin to cut interest rates.

In this market context, the Special Steel BD produced 316,000 tonnes of steel (+2.6% vs. 3Q23 and -22.2% vs. 4Q22) while total shipments reached 339,000 tonnes (-1.7% vs. 3Q23 and -15.5% vs. 4Q22). The changes may be partially attributed to fourth-quarter seasonality and the fact that demand was brought forward because of the migration to Euro 6 in Brazil.

OPERATING RESULT

SPECIAL STEEL BD	4Q23	3Q23	Δ	4Q22	Δ	12M23	12M22	Δ
Results (R$ million)								
Net Sales	2,580	2,771	-6.9%	3,274	-21.2%	11,385	13,626	-16.4%
Cost of Goods Sold	(2,333)	(2,347)	-0.6%	(2,855)	-18.3%	(9,688)	(11,181)	-13.4%
Gross profit	**247**	**424**	**-41.7%**	**419**	**-41.1%**	**1,698**	**2,446**	**-30.6%**
Gross margin (%)	**9.6%**	**15.3%**	**-5.7 p.p**	**12.8%**	**-3.2 p.p**	**14.9%**	**17.9%**	**-3.0 p.p**
Adjusted EBITDA[1]	**340**	**475**	**-28.4%**	**525**	**-35.2%**	**1,915**	**2,776**	**-31.0%**
Adjusted EBITDA Margin[1] (%)	**13.2%**	**17.2%**	**-4.0 p.p**	**16.0%**	**-2.8 p.p**	**16.8%**	**20.4%**	**-3.6 p.p**

1- Non-accounting measure reconciled with information presented in Note 27 to the Company's Financial Statements, as established by CVM Resolution 156, of June 23, 2022.

In the quarter, Net Sales were R$2.6 billion (-6.9% vs. 3Q23 and -21.2% vs. 4Q22), and Gross Profit was R$247 million (-41.7% vs. 3Q23 and -41.1% vs. 4Q22), reflecting a decline in demand from the above-mentioned sectors.

As a result, Adjusted EBITDA of the Special Steel BD dropped 28.4% compared to the previous quarter and 35.2% year on year, the latter as a result of a strong comparison base. Adjusted EBITDA margin in the quarter was 13.2%, down 4.0 p.p. from the previous quarter and 2.8 p.p. from the fourth quarter of 2022.

16

QUARTERLY RESULTS - 4Q23

SOUTH AMERICA BD

PRODUCTION & SHIPMENTS

SOUTH AMERICA BD	4Q23	3Q23	Δ	4Q22	Δ	12M23	12M22	Δ
Volumes (1,000 tonnes)								
Production of crude steel	182	183	-0.5%	187	-2.7%	705	735	-4.1%
Shipments of steel[1]	243	290	-16.2%	290	-16.2%	1,125	1,212	-7.2%

1- Includes resale of products imported from the Brazil BD.

In the South America BD, in addition to the adverse effects on the economy of the El Niño weather pattern, the presidential election in Argentina created uncertainty that negatively affected demand for steel in the region.

The South America BD produced 182,000 tonnes of steel in the quarter (-0.5% vs. 3Q23 and -2.7% vs. 4Q22). Steel shipments totaled 243,000 tonnes (-16.2% vs. 3Q23 and vs. 4Q22), chiefly due to the above-mentioned impacts in Argentina.

OPERATING RESULT

SOUTH AMERICA BD	4Q23	3Q23	Δ	4Q22	Δ	12M23	12M22	Δ
Results (R$ million)								
Net Sales	326	1,566	-79.2%	1,561	-79.1%	5,118	7,180	-28.7%
Cost of Goods Sold	(303)	(1,183)	-74.4%	(1,241)	-75.6%	(4,014)	(5,532)	-27.4%
Gross profit	**23**	**384**	**-94.0%**	**319**	**-92.8%**	**1,104**	**1,648**	**-33.0%**
Gross margin (%)	**7.0%**	**24.5%**	**-17.5 p.p**	**20.5%**	**-13.5 p.p**	**21.6%**	**22.9%**	**-1.3 p.p**
Adjusted EBITDA[1]	**135**	**502**	**-73.1%**	**354**	**-61.9%**	**1,607**	**2,149**	**-25.2%**
Adjusted EBITDA Margin[1] (%)	**41.5%**	**32.1%**	**9.4 p.p**	**22.7%**	**18.8 p.p**	**31.4%**	**29.9%**	**1.5 p.p**

1- Non-accounting measure reconciled with information presented in Note 27 to the Company's Financial Statements, as established by CVM Resolution 156, of June 23, 2022.

In 4Q23, the South America BD reported Net Sales of R$326 million (-79.2% vs. 3Q23 and -79.1% vs. 4Q22) while Cost of Goods Sold was R$303 million in the quarter (-74.4% vs. 3Q23 and -75.6% vs. 4Q22), resulting in Gross Profit of R$23 million in the quarter.

It is worth noting that the results were strongly impacted by the effects of inflation and currency depreciation, due to the economic measures announced by the new Argentinean administration in late 2023. Because of the effects of hyperinflation in Argentina, the accounting standards (IAS 29 — CPC 42) require that the information on the subsidiaries located there be updated based on the effects of the country's inflation rate and, subsequently, presented in the monetary unit of measurement at the end of the period.

Adjusted EBITDA of the South America BD was R$135 million in 4Q23 (-73.1% vs. 3Q23 and -61.9% vs. 4Q22), as a result of the effects mentioned above. Adjusted EBITDA Margin stood at 41.5% in the quarter, up 9.4 p.p. from 3Q23 and 18.8 p.p. from 4Q22, influenced by the proportional EBITDA of the joint ventures in Colombia and the Dominican Republic.

17

QUARTERLY RESULTS - 4Q23 APPENDICES ASSETS 18

QUARTERLY RESULTS - 4Q23 LIABILITIES 19

QUARTERLY RESULTS - 4Q23 INCOME STATEMENT *Adjusted net income is a non-accounting indicator prepared by the Company, reconciled with the financial statements, and consists of net income adjusted for non-recurring events that impacted net income. 20

QUARTERLY RESULTS - 4Q23 CASH FLOW 21

QUARTERLY RESULTS - 4Q23 WHO WE ARE LARGEST BRAZILIAN STEEL PRODUCER Gerdau is Brazil's largest producer of steel, a leading producer of long steel in the Americas, and one of the world’s leading suppliers of special steel. In Brazil, Gerdau also produces flat steel and iron ore, activities that expand its product mix and leverage the competitive advantages of its operations. Gerdau also is the largest recycler in Latin America and, around the world, transforms millions of tonnes of scrap into steel each year, underscoring its commitment to sustainable development in the regions where it operates. The shares of Gerdau companies are listed on the São Paulo (B3) and New York (NYSE) stock exchanges. For more information, visit the Investor Relations website: https://ri.gerdau.com/. BUSINESS DIVISIONS (BDs) GERDAU PRESENTS ITS RESULTS IN FOUR BUSINESS DIVISIONS (BD): BRAZIL BD — includes the operations in Brazil (except special steel) and the iron ore operation; NORTH AMERICA BD — includes all operations in North America (Canada and United States), except special steel, as well as the jointly controlled company in Mexico; SOUTH AMERICA BD — includes the operations in Argentina, Peru, and Uruguay, as well the jointly controlled companies in Colombia and the Dominican Republic (*); SPECIAL STEEL BD — includes the special steel operations in Brazil and the United States, as well as the jointly controlled company in Brazil. (*) In January 2024, Gerdau announced the sale of its stake in joint ventures Diaco S.A. and Gerdau Metaldom Corp. and their subsidiaries, which were part of the South America BD. UNITED STATES CANADA MEXICO DOMINICAN REPUBLIC COLOMBIA PERU BRAZIL URUGUAY ARGENTINA 22

QUARTERLY RESULTS - 4Q23 IN ADDITION, THE COMPANY HAS CREATED NEW BUSINESS UNITS; IT STANDS OUT AS A LEADING RECYCLER, OWNS FORESTS, AND INVESTS IN ENVIRONMENTAL AND SOCIAL PROJECTS: Created in June 2020, Gerdau Next is our business unit focused on innovation and development of technology solutions for the steel industry and related sectors in strategic verticals such as construtech, mobility, technology, and sustainability. In connection with the entrepreneurship ecosystem, Gerdau Next keeps strengthening its portfolio in synergy with Gerdau’s core businesses, reiterating the Company’s focus on continuously developing solutions tailored to its clients’ needs. Gerdau has two iron ore mines located in the state of Minas Gerais, which supply the Ouro Branco-MG integrated mill and sell a portion of the volume produced. We are Latin America’s largest recycler of steel scrap, transforming 11 million tonnes every year, with 71% of our steel made from the material. As Gerdau is the leader in steel production from recycled material in Latin America, its greenhouse gas emissions are less than half of the global average of the steel industry. We have 250,000 hectares of forests, including conserved native forests and eucalyptus planted for charcoal production. Of this total, 91,000 hectares are set aside for the conservation of biodiversity, storing 11 million tCO2. Currently, Gerdau is one of the world’s largest producers of charcoal for own consumption; charcoal is used as a bioreducer to manufacture pig iron. Aware of our importance in the construction of a better society, our work is based on a strong social impact strategy, with investments in housing, entrepreneurship education, and recycling. In 2022, around 5,000 volunteers participated in 651 initiatives. 23

QUARTERLY RESULTS - 4Q23 IR CONTACTS Investor Relations website: http://ri.gerdau.com/ IR e-mail: inform@gerdau.com PRESS: Press e-mail: atendimentogerdau.br@bcw-global.com ∙ ∙ ∙ ∙ ∙ ∙ ∙ ∙ ∙ ∙ ∙ ∙ ∙ ∙ Rafael Japur Vice-President and Investor Relations Officer ∙ Renata Oliva Battiferro IR Manager ∙ Cristiene Baldoino da Costa ∙ Sergio Tonidandel Jr. ∙ Ariana De Cesare Pereira ∙ Gustavo Alves